Transport America, Inc.
1715 Yankee Doodle Road
Eagan, Minnesota 55121

July 3, 2014

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:                             Transport America, Inc.
Request to Withdraw Registration Statement on Form S-1
(Registration No. 333-192910) Originally filed December 17, 2013

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”), Transport America, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the above-referenced Registration Statement on Form S-1, together with all exhibits thereto, (collectively, and as amended, the “Registration Statement”).

The Registrant is requesting the withdrawal of the Registration Statement because the Registrant has determined not to proceed with the initial public offering contemplated by the Registration Statement.

The Registration Statement has not been declared effective by the Commission, and the Registrant confirms that no securities have been sold under the Registration Statement.

Accordingly, we respectfully request that the Commission issue an order granting withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter.  Please forward a copy of the Order to the undersigned via e-mail at Mark.Emmen@transportamerica.com, with a copy to Jonathan B. Abram of Dorsey & Whitney LLP, via email at abram.jonathan@dorsey.com.

The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use.

Please do not hesitate to contact the undersigned at (651) 686-2500 or Jonathan B. Abram of Dorsey & Whitney LLP at (612) 343-7962 with any questions you may have.

Sincerely,

TRANSPORT AMERICA, INC.

By:	/s/ Mark J. Emmen
Mark J. Emmen
Vice President and Chief Financial Officer